News Release

January 16, 2004	SVU:TSX-V

STUDY CONFIRMS COSTS FOR PLANT EXPANSION FOR SPUR

Vancouver, Canada - Spur Ventures Inc. (“Spur”) has received an independent scoping study confirming capital and operating costs for the expansion of the Yichang Spur Chemicals (“YSC”) fertilizer facility located in Hubei Province, China.

Under an agreement signed in November, 2003, Spur will acquire a 65% controlling interest in YSC, which owns the existing fertilizer facility having a design capacity of 100,000 tonnes per annum (tpa) of sulphate based NPK (S-NPK) fertilizer. Spur will acquire its interest in YSC by making an initial contribution of US$2.5 million to finance the construction of a phosphoric acid plant and undertaking an expansion of the NPK pla nt to 300,000 tonnes.

The scoping study sets out the stages proposed for the expansion of the YSC facility from the existing capacity of 100,000 tpa to 300,000 tpa and ultimately to a planned 1,000,000 tpa of S-NPK fertilizer, subject to financing and market conditions. The study assumes a selling price of US$188 per tonne of S-NPK, equivalent to the import replacement price.

Highlights of the study include:

Construction of 60,000 tpa phosphoric acid plant:

•	Being constructed to provide a secure supply of phosphoric acid which will allow the S-NPK plant to operate at its full capacity of 100,000 tpa
•	Capital cost of US$2.58 million
•	10 month construction schedule

Expansion to 300,000 tonnes per year S-NPK production

•	Capital cost of US$8.2 million
•	12 month construction schedule
•	Operating cost of US$124.5 per tonne of S-NPK production

Expansion to 1,000,000 tonnes per year S-NPK production

•	Capital cost of US$55 Million
•	2 year construction schedule
•	Operating cost of US$108 per tonne of S-NPK production

Suite 2684 Four Bentall Centre, 1055 Dunsmuir Street, P.O. Box 49298, Vancouver B.C. Canada V7X 1L3
Telephone: (604) 689-5564 Fax: (604) 609-9836 Toll Free: 1-877-689-5599
www.spur-ventures.com Email: info@spur-ventures.com

January 16, 2004

The study was prepared by Nanjing Chemical Industrial Design Institute, a qualified engineering company licensed in China, who were responsible for the design and construction of the existing facility. The executive summary of the study is available on SEDAR and on the Company’s website.

Spur Ventures Inc. aims to be the premier foreign-owned fertilizer manufacturer in China with an objective of producing up to 1,000,000 tonnes of S-NPK fertilizer for domestic consumption from its YSC facility located in the central province of Hubei, China. China is the world’s fastest growing and largest phosphate fertilizer consumer, and through its imports accounts for 25% of global trade.

On behalf of the Board.

For further information, contact Robert Atkinson at 1-604-689-5564.

This news release includes certain statements that may be deemed to be “forward-looking statements” regarding the timing and content of upcoming programs. Although Spur Ventures believes the expectations expressed in such forward -looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward -looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include phosphate and potash prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Suite 2684 Four Bentall Centre, 1055 Dunsmuir Street, P.O. Box 49298, Vancouver B.C. Canada V7X 1L3
Telephone: (604) 689-5564 Fax: (604) 609-9836 Toll Free: 1-877-689-5599
www.spur-ventures.com Email: info@spur-ventures.com